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SOUTHWESTERN PUBLIC SERVICE COMPANY

EXHIBIT 12. Statement of Computation of Ratio of Earnings

                                                                                       Twelve Months Ended
                                                                                       February 29, 1996
                                                                                      (Dollars In Thousands)
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Computation of Ratio of Earnings to Fixed Charges:

         Fixed charges, as defined:
                  Interest on long-term debt                                              $  43,083
                  Amortization of debt premium, discount and expense                            545
                  Other interest                                                              3,947
                  Estimated interest factor of rental charges                                 1,292
                      Total fixed charges                                                 $  48,867

         Earnings as defined:
                  Net earnings per statement of earnings                                  $ 120,880
                  Fixed charges as shown                                                     48,867
                  Income taxes:
                           Federal-current                                                   57,407
                           Federal-deferred                                                  12,255
                           State                                                              2,443
                  Investment tax credits                                                       (250)
                  Earnings available for fixed charges                                    $ 241,602
         Ratio of earnings to fixed charges                                                    4.94

Computation of Ratio of Earnings to Fixed Charges and Preferred Dividend Requirements Combined:

         Total fixed charges, as shown above                                               $ 48,867
         Preferred dividend requirements*                                                     7,814
                     Total fixed charges and preferred dividend requirements combined      $ 56,681

         Earnings available for fixed charges and preferred dividend
                  requirements combined                                                   $ 241,602

         Ratio of earnings to fixed charges and preferred dividend
                  requirements combined                                                        4.26

                           *Preferred dividend requirements:
                                    Annual preferred dividend requirement                  $  4,933
                                    Less amount deductible for income tax purposes               82
                                            Net requirement [A]                            $  4,851
                                    1 / (100% - effective tax rate) [B]                       1.594
                                    Effective tax rate                                         37.3%
                                    [A] x [B]                                              $  7,732
                                    Add amount deductible for income tax purposes                82
                                    Preferred dividend requirements                        $  7,814

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